UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Ultra Clean Holdings, Inc.
(Exact name of Registrant as Specified in Its Charter)

Delaware	000-50646	61-1430858
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

26462 Corporate Avenue
Hayward, California		94545
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 510 576-4400

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from December 31, 2022 to December 29, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
The registrant’s Conflict Minerals Report for the fiscal year ended December 29, 2023 is provided as Exhibit 1.01 hereto and is publicly available at: www.uct.com under “Corporate Governance.” The content on any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02 Exhibit

The registrant’s Conflict Minerals Report for the year ended December 29, 2023 is attached hereto as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit	Exhibit Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ULTRA CLEAN HOLDINGS, INC.

Date:	May 30, 2024	By:	/s/ Paul Y. Cho
Name: Paul Y. Cho Title: General Counsel and Corporate Secretary